

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant To Section 13 OR 15(d) Of The Securities Exchange Act Of 1934

Date of Report (Date of earliest event reported): November 3, 2010

THE DIXIE GROUP

THE DIXIE GROUP, INC.

(Exact name of Registrant as specified in its charter)

Tennessee	0-2585	62-0183370
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

104 Nowlin Lane - Suite 101, Chattanooga, Tennessee	37421
(Address of principal executive offices)	(zip code)

Registrant's telephone number, including area code (423) 510-7000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02.   **Results of Operations and Financial Condition.**

On November 3, 2010, The Dixie Group, Inc. issued a press release reporting results for the third quarter ended September 25, 2010.

Item 9.01.   **Financial Statements and Exhibits.**

(c)   Exhibits

(99.1)   Press Release, dated November 3, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 3, 2010   **THE DIXIE GROUP, INC.**

                                      By: /s/ Jon A. Faulkner

                                      Jon A. Faulkner
                                      Chief Financial Officer



THE DIXIE GROUP

EXHIBIT 99.1

CONTACT: Jon Faulkner
               Chief Financial Officer
               706-876-5814
               jon.faulkner@dixiegroup.com

THE DIXIE GROUP REPORTS THIRD QUARTER 2010 RESULTS

CHATTANOOGA, Tenn. (November 3, 2010) -- The Dixie Group, Inc. (NASDAQ:DXYN) today reported financial results for the third quarter and nine months ended September 25, 2010. In the third quarter of 2010, the Company had net sales of $56,676,000 versus $50,487,000 in the same quarter of 2009. Including facility consolidation and severance expenses, the Company reported an after-tax loss from continuing operations of $1,869,000, or $0.15 per diluted share, in the quarter, compared with an after-tax loss from continuing operations of $2,017,000, or $0.16 per diluted share, for same quarter of 2009.

For the nine months ended September 25, 2010, the Company had net sales of $166,188,000, versus $150,698,000, in the nine months ended September 26, 2009. Including facility consolidation and severance expenses, the Company reported an after-tax loss from continuing operations of $5,012,000, or $0.40 per diluted share, compared with an after-tax loss from continuing operations of $38,442,000, or $3.13 per diluted, for the nine months ended September 26, 2009.

The first nine months of 2010 had pre-tax facility consolidation and severance expenses of $637,000. Comparatively, the first nine months of 2009 had pre-tax facility consolidation and severance expenses of $2,295,000 and impairment of goodwill of $31,406,000, which were offset by liquidations of LIFO inventory carried at lower costs established in prior years, of $1,136,000.

Commenting on the results, Daniel K. Frierson, Chairman and Chief Executive Officer, said, "During the third quarter, we experienced the seasonal summer slowdown with a 4.0% decline in sales relative to the second quarter but still 12.3% ahead of the same period last year. The industry had a 2% improvement over the same period last year, thus showing that we continue to outperform the industry in sales growth. Carpet sales for the period were heavily influenced by the value products we introduced in 2009 to provide a wider range of price points to our customers. We did continue to experience significant growth at the very high end of the price range with our Fabrica and Masland wool and Masland Avenue "woven look" products continuing a double-digit increase in sales both for the quarter and the year to date.

"In the fourth quarter we are seeing better growth levels as both our residential and commercial products sales are up approximately 25% during the first five weeks of the quarter. We believe we significantly outperformed the industry during the third quarter in our residential product categories. Our growth in the residential business was influenced by both strong growth in our Durasilk line, introduced in 2009, and the introduction of new value-oriented Stainmaster® products. Our sales growth in the commercial sector was more modest than the industry experienced for the period. The commercial market had a significant upturn starting in September, which we anticipate will continue throughout the fourth quarter. Our modular tile sales, in particular, have had strong growth

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in the period and the year, as we experience the industry-wide shift from broadloom to modular tile in the commercial markets.

“Margins for the period, at 22.2%, were significantly lower than the 25.8% we had during the second quarter. Gross margin was negatively affected in the quarter as a result of significantly higher manufacturing costs incurred during the quarter, due primarily to inefficiencies created and excess costs incurred to appropriately staff our operations to support higher volumes and a more diverse product mix. We hired additional production staff, having seen strong order activity in the January through May time frames and thus anticipating a stronger recovery throughout the summer. However; our order activity dropped significantly in the June through August time frame, thus causing excess costs during this time period. We have been able to utilize this higher production output as the fall season has had higher levels of demand starting in September. Our carpet production for the third quarter of 2010 was up 30% versus the third quarter of the prior year as we continued to restore our inventory to seasonally required levels. Our dollar inventory was up only $200,000 from the end of our second quarter, as we drew down work-in-process inventories correspondingly. Our inventory turns are now 20% above the year ago period and expected to continue to improve during the fourth quarter.

“Selling and administrative expenses, at 24.9% of sales, were below the year ago period in both percentage and dollars. We continue to maintain tight controls on our expenses and expect to reduce these further during the ongoing period.

“Facility consolidation expenses for the third quarter were higher than the second quarter, at $304,000 for the period, due to our inability to rent our Santa Ana, California, property in the time we had originally estimated.

“Capital expenditures for the first nine months were $1,286,000 as we continue on a maintenance level of spending. We have no significant needs for added capacity for the foreseeable future. We anticipate total capital expenditures for the year to be $2.5 million, down from our original estimate of $3.0 million and compared with an anticipated depreciation and amortization level of $11.6 million for the year. Our availability under our loan agreements was $7.2 million at the end of the quarter.

“Our overriding commitment is to return to profitability while emphasizing the areas of the market experiencing the most growth. We see the broader market for luxury goods returning and believe that this will lead to more uniform growth across our price spectrum in the carpet market in the future. We believe that we have, over the last two years, proportionately introduced more new products than our competition and that we will reap those benefits as the economy continues to improve. We are committed to maintaining tight cost controls while continuing to pursue profitable growth opportunities,” concluded Frierson.

A listen-only Internet simulcast and replay of Dixie's conference call may be accessed with appropriate software at the Company's website or at www.earnings.com. The simulcast will begin at approximately 11:00 a.m. Eastern Time on November 3, 2010. A replay will be available approximately two hours later and will continue for approximately 30 days. If Internet access is unavailable, a listen-only telephonic conference will be available by dialing (913) 312-1507 at least ten minutes before the appointed time. A seven-day telephonic replay will be available two hours after the call ends by dialing (719) 457-0820 and entering 1126742 when prompted for the access code.

The Dixie Group (www.thedixiegroup.com) is a leading marketer and manufacturer of carpet and rugs to higher-end residential and commercial customers through the Fabrica International, Masland Carpets, Dixie Home, Masland Contract and Whitespace brands.

Statements in this news release, which relate to the future, are subject to risk factors and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements. Such factors include the levels of demand for the products produced by the Company. Other factors that could affect the Company's results include, but are not limited to, raw material and transportation costs related to petroleum prices, the cost and availability of capital, and general economic and competitive conditions related to the Company's business. Issues related to the availability and price of energy may adversely affect the Company's operations. Additional information regarding these and other risk factors and uncertainties may be found in the Company's filings with the Securities and Exchange Commission.

THE DIXIE GROUP, INC.
Consolidated Condensed Statements of Operations
(unaudited; in thousands, except earnings per share)

	Three Months Ended		Nine Months Ended	
	Sept. 25, 2010	Sept. 26, 2009	Sept. 25, 2010	Sept. 26, 2009
NET SALES	$ 56,676	$ 50,487	$ 166,188	$ 150,698
Cost of sales	44,097	36,911	126,020	113,166
GROSS PROFIT	12,579	13,576	40,168	37,532
Selling and administrative expenses	14,129	14,857	43,513	45,338
Other operating income	(34)	(212)	(154)	(560)
Other operating expense	117	79	337	384
Facility consolidation and severance expenses	304	563	637	2,295
Impairment of goodwill	---	---	---	31,406
OPERATING LOSS	(1,937)	(1,711)	(4,165)	(41,331)
Interest expense	904	1,347	3,221	4,243
Other income	(11)	(20)	(33)	(339)
Other expense	4	146	320	167
Loss from continuing operations before income taxes	(2,834)	(3,184)	(7,673)	(45,402)
Income tax benefit	(965)	(1,167)	(2,661)	(6,960)
Loss from continuing operations	(1,869)	(2,017)	(5,012)	(38,442)
Income (loss) from discontinued operations, net of tax	(28)	23	(158)	(176)
NET LOSS	$ (1,897)	$ (1,994)	$ (5,170)	$ (38,618)
BASIC EARNINGS (LOSS) PER SHARE:				
Continuing operations	$ (0.15)	$ (0.16)	$ (0.40)	$ (3.13)
Discontinued operations	(0.00)	0.00	(0.01)	(0.01)
Net loss	$ (0.15)	$ (0.16)	$ (0.41)	$ (3.14)
DILUTED EARNINGS (LOSS) PER SHARE:				
Continuing operations	$ (0.15)	$ (0.16)	$ (0.40)	$ (3.13)
Discontinued operations	(0.00)	0.00	(0.01)	(0.01)
Net loss	$ (0.15)	$ (0.16)	$ (0.41)	$ (3.14)
Weighted-average shares outstanding:				
Basic	12,533	12,325	12,520	12,283
Diluted	12,533	12,325	12,520	12,283

THE DIXIE GROUP, INC.
Consolidated Condensed Balance Sheets
(in thousands)

	Sept. 26, 2010	Dec. 26, 2009
ASSETS	*(Unaudited)*	
Current Assets		
Cash and cash equivalents	$ 136	$ 56
Receivables, net	25,884	26,150
Inventories	59,395	55,156
Other	5,620	4,683
Total Current Assets	91,035	86,045
Net Property, Plant and Equipment	72,440	79,756
Other Assets	13,042	13,255
TOTAL ASSETS	$ 176,517	$ 179,056
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued expenses	$ 29,076	$ 24,745
Current portion of long-term debt	6,985	8,434
Total Current Liabilities	36,061	33,179
Long-Term Debt		
Senior indebtedness	50,326	46,480
Capital lease obligations	570	707
Convertible subordinated debentures	9,662	12,162
Deferred Income Taxes	3,880	5,830
Other Liabilities	13,143	13,191
Stockholders' Equity	62,875	67,507
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 176,517	$ 179,056

Use of Non-GAAP Financial Information:

The Company believes that non-GAAP performance measures, which management uses in evaluating the Company's business, may provide users of the Company's financial information with additional meaningful bases for comparing the Company's current results and results in a prior period, as these measures reflect factors that are unique to one period relative to the comparable period. However, the non-GAAP performance measures should be viewed in addition to, not as an alternative for, the Company's reported results under accounting principles generally accepted in the United States.

The Company defines Adjusted Operating Income (Loss) as Operating Income (Loss) plus facility consolidation expenses and severance expenses and impairment of goodwill.

	Three Months Ended		Nine Months Ended	
	Sept. 25, 2010	Sept. 26, 2009	Sept. 25, 2010	Sept. 26, 2009
Reconciliation of Operating Income (Loss):				
Operating Income (Loss)	$(1,937,000)	$(1,711,000)	$(4,165,000)	$(41,331,000)
Add: Facility consolidation and severance expenses	304,000	563,000	637,000	2,295,000
Add: Goodwill impairment				31,406,000
Non-GAAP Adjusted Operating Income (Loss)	$(1,633,000)	$(1,148,000)	$(3,528,000)	$ (7,630,000)

Further non-GAAP reconciliation data, including Non-GAAP Adjusted EBIT and EBITDA are available at www.thedixiegroup.com under the Investor Relations section.

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